

February 5, 2014

Via E-mail
Daniel N. Bass
Chief Executive Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

      Re: Fortress Investment Group LLC
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 27, 2013
             File No. 001-33294

Dear Mr. Bass:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Stephanie J. Ciboroski

      Stephanie J. Ciboroski
      Senior Assistant Chief Accountant